COASTAL PACIFIC MINING EXAMINES THE HISTORY OF THE HOTSTONE GOLD PROPERTY LOCATED IN THE SWAYZE GREENSTONE BELT SOUTH-WEST OF TIMMINS, ONTARIO

Calgary, Alberta – October 25, 2010.  Coastal Pacific Mining Corp. (OTC. BB: CPMCF) announced today that the company is compiling and examining the historical data on the Optioned Hotstone Gold Property, located within the Swayze Greenstone Belt, an extension of the famous Abitibi Greenstone Belt and the Porcupine and West Porcupine Gold Mining Camps.

The Hotstone Gold Property consists of 5 claim blocks (approximately 120 hectares), located in Greenlaw Township, 130 km south-west of Timmins, Ontario and approximately 50 km east-south-east of
Chapleau, Ontario.

Hotstone Gold Property History

From the pre-cursory examination of historical data, on the Hotstone Gold Property, the Company has discovered valuable information concerning known Gold mineralization.

All of the data, findings, and information discussed in this release are of historical in nature and are not compliant with National Instrument 43-101.

Since the early 1930’s the focus of gold exploration in the area has been on a large east-west trending quartz-carbonate fuchsite alteration shear zone exposed on the south-west shoreline of Hotstone Lake that currently can be traced within the property for over 1600 meters.

In 1941 V.B. Meen reported finding free gold in a trench within the large quartz-carbonate fuchsite alteration shear zone.

In 1942, a prospector by the last name of Kenty, from Cobalt, Ontairo, did extensive trenching and gold panning on numerous quartz veins within the carbonate zone on previous mining claims S34780, S34720, S36208 and S36346, which are comprise part of the current property. Over 50 trenches were established with gold in quartz veins returning values as high as 89 g/ton or  3.14 oz/ton across widths of 0.6 metres. The carbonatized host rock generally gave values of less than 14 g/ton or 0.5 oz/ton.

During 1946, Hotstone Minerals Ltd. conducted a diamond drilling program of 26 holes totalling 3016 meters and reported one drill hole of 4.1 feet at 7.3 g/ton or .26 oz/ton and 13.3 g/ton or .47 oz/ton in sludge over 30 feet.

Kirkland Resources Incorporated /International Rhodes in 1983, merged their land holdings in the
Hotstone Lake area and explored the area with Noranda (T-2853) acting as the program operator. The latter company completed extensive geological mapping, humus and soil sampling, as well as detailed trenching, surface channel sampling, and eight diamond drill holes (1022m) to test the carbonate shear zone for its economic gold potential. Drilling yielded high but erratic gold values (as high as 6.5 g/ton or 0.23 oz/ton across 1.4 metres).

All of the data, findings, and information discussed in this release are of historical in nature and are not compliant with National Instrument 43-101.

While digging a sump for their stripping and washing program, Noranda Exploration discovered thirteen angular quartz boulders, which assayed on average 42.5 g/t gold or 1.5 oz/ton with values up to 396 g/t gold or 14 oz/ton gold. Company geologist for Noranda at the time, Jim Ireland, later the resident government geologist for the MNDM, described the most interesting feature of the property as a large well mineralized porphyry unit that was drilled by Noranada in March of 1985. The porphyry unit was in excess of 29 meters across, at a drill depth of approximately 200 meters. The drill log can be found in the assessment files in the Ontario mining recorders office in Timmins.

Orezone Resources Inc. in 1997, conducted a property visit and obtained samples from the high-grade pits and the altered shear zone.  Anomalous gold values can be found throughout the alteration zone, while the best gold assays were from the 1930’s, high-grade pits, of up to 24 g/t gold over 40 cm.

In 1998 D. Gibson performed grid construction and conducted magnetic and E.M. surveys.  From the surveys a large Fraser Filter V.L.F. anomaly was identified coincidental with the location of the well mineralized porphyry unit drilled by Noranda in 1985.  The Fraser Filter E.M. anomaly can be traced for 1200 meters within the property and as the focus of a phase 1 drilling program.

A 1000-foot drilling program in 1999 was undertaken by D. Gibson, in an attempt to drill into the “Noranda” porphyry unit. Three drill holes were established with a 65hp “Gopher” drill into the alteration zone to reach the 600-foot level, where the porphyry unit exists.  Due to the extreme alteration/shearing, and broken nature of the zone, each drill hole was lost before reaching its target depth, where the porphyry unit exists. Noted in the assaying of each drill hole was the increase in gold values as the depth increased closer to the 600 ft level.

In 2006, D. Gibson completed ground magnetic, gravity and gold in soil geochemical surveys over the Hotstone Gold Property.  Additional features were outlined by the exploration program including gold in soil anomalies coincidental with gravity anomalies along with a large magnetic signature associated with the extensive alteration shear zone.

From the examination of the historical data, Coastal Pacific has determined the Hotstone Gold Property to be a project of extremely high merit in the exploration and development of Gold Mineralization.

All of the data, findings, and information discussed in this release are of historical in nature and are not compliant with National Instrument 43-101.

Coastal Pacific Mining Corp.
927 Drury Ave N.E.
Calgary, Alberta T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joseph Bucci, President
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.